

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2012

Via E-Mail
Lyndon R. Rive
Chief Executive Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

>   **Re: SolarCity Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 27, 2012**
>   **Filed No. 333-184317**

Dear Mr. Rive:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization Table, page 39

1. Please clearly show in the notes how you computed each pro forma and pro forma as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. Please also disclose with quantification the offsetting entry for each adjustment being made.

2. The second bullet point on the top of page 39 indicates that solely the conversion of outstanding shares of preferred stock results in 50,441,799 pro forma shares of common stock. The disclosures on page F-9 indicate that both the conversion of outstanding shares of preferred stock and the net exercise of outstanding Series C and F convertible redeemable preferred stock warrants results in 50,441,799 pro forma shares of common stock. Please revise your disclosures as necessary.

Unaudited Financial Statements

Note 2. Summary of Significant Accounting Policies and Procedures

Unaudited Pro Forma Financial Information, page F-9

3. You disclose the pro forma number of shares of common stock that would result from the net exercise of the outstanding Series C and Series F convertible redeemable preferred stock warrants and the automatic conversion of the convertible redeemable preferred stock outstanding. It appears that the pro forma number of shares of common stock disclosed is as of a particular balance sheet date rather than over a specific period. In this regard, please only disclose the pro forma number of shares of common stock as of September 30, 2012, which is the most recent balance sheet date, and please revise your disclosures to state that this represents the pro forma number of shares as of September 30, 2012 rather than for the nine months ended September 30, 2012.

Note 22. Basic and Diluted Net Income (Loss) Per Share

Unaudited Pro Forma Basic and Diluted Net Income (Loss) Per Share, page F-55

4. Please clearly show in note (1) to the pro forma information how you calculated the amount of the deemed dividend to Series G preferred stock based on the disclosures you provide on page F-40 regarding the conversion price of the Series G preferred stock. Specifically, you disclose that the conversion price per share of the Series G preferred stock shall be reduced to a price equal to 60% of the price at which shares of common stock are sold to the public in the offering (before deducting underwriting discounts and commissions). However, the conversion price per share of the Series G preferred stock shall not be reduced to less than the then-effective conversion price per share of the Series F preferred stock and shall not be increased above the original conversion price as a result of an initial public offering. Please clearly show how you arrived at the conversion price of the Series G preferred stock including what consideration you gave to the then-effective conversion price of the Series F preferred stock.

5. Please clearly disclose how you arrived at the number of pro forma shares to reflect the assumed conversion of the convertible redeemable preferred stock and net exercises of Series C and Series F convertible redeemable preferred stock warrants on page F-55 for each period presented.

6. Given that the amounts included in the line item currently labeled as net income (loss) are different than the net income (loss) amounts reported on your statements of operations and the presentation of this subtotal line item does not appear to be necessary in reconciling between net income (loss) attributable to common stockholders and net income (loss) used in computing pro forma net income (loss) per share attributable to common stockholders, please remove this line item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc. Steven V. Bernard